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FEB 28 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSE & CO. CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 SHINNECOCK RD
(No. and Street)

QUOGUE (City) NY (State) 11959 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R.K. BRUCE, JR. 502-299-4993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOUNTJOY CHILTON MEDLEY LLP
(Name – *if individual, state last, first, middle name*)

462 SOUTH FOURTH ST. (Address) LOUISVILLE (City) KY (State) 40202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Simon Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSE & CO. CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/Managing Member

Title

see attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of New York } ss.
County of New York

☒ See Attached Document (Notary to cross out lines 1–7 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6
7

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 27th day of February, 2017, by
Date *Month* *Year*

Simon Rose
Name of Signer No. 1

Name of Signer No. 2 (if any)

Signature of Notary Public

GRACE HOWELL
Notary Public - State of New York
NO. 01HO6267880
Qualified in Queens County
My Commission Expires 08/27/2020

Place Notary Seal/Stamp Above

Any Other Required Information (Residence, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Rose & Co. Capital Advisors, LLC

Financial Statements

For the Years Ended

December 31, 2016 and 2015

Rose & Co. Capital Advisors, LLC

Table of Contents

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Member
Rose & Co. Capital Advisors, LLC

We have audited the accompanying statements of financial condition of Rose & Co. Capital Advisors, LLC ("the Company"), as of December 31, 2016 and 2015, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of Rose & Co. Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rose & Co. Capital Advisors, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audits of Rose & Co. Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Rose & Co. Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 26, 2017

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Rose & Co. Capital Advisors, LLC
Statements of Financial Condition
December 31, 2016 and 2015

	2016	2015
Assets		
Cash and cash equivalents	$ 120,973	$ 122,222
Total Current Assets	120,973	122,222
Computer Equipment, at costs less accumulated depreciation of $744 and $453	713	1,004
Total Assets	$ 121,686	$ 123,226
Liabilities and Member's Equity		
Liabilities		
Credit card payable	$ 173	$ 169
Total Liabilities	173	169
Member's Equity	121,513	123,057
Total Liabilities and Member's Equity	$ 121,686	$ 123,226

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Operations
For the Years Ended December 31, 2016 and 2015

	2016	2015
Revenues	$ -	$ -
Expenses		
Technology and communications	2,028	2,218
Legal and professional fees	754	1,842
Financial and accounting fees	14,100	14,662
Licensing and FINRA fees	2,354	2,354
Occupancy, insurance and equipment depreciation	15,485	15,485
Office expense and supplies	263	103
Dues, publications and continuing education	260	195
Taxes and licenses	300	300
Total Expenses	35,544	37,159
Net Loss from Operations	$ (35,544)	$ (37,159)

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Member's Equity
For the Years Ended December 31, 2016 and 2015

	2016	2015
Balance at January 1	$ 123,057	$ 151,216
Member contributions	34,000	9,000
Net loss	(35,544)	(37,159)
Balance at December 31	$ 121,513	$ 123,057

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (35,544)	$ (37,159)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	291	291
Increase in credit card payable	4	34
Net Cash Used in Operating Activities	(35,249)	(36,834)
Cash Flows from Financing Activities		
Member contributions	34,000	9,000
Net Cash Provided by Financing Activities	34,000	9,000
Net Decrease in Cash and Cash Equivalents	(1,249)	(27,834)
Cash and Cash Equivalents at the Beginning of the Year	122,222	150,056
Cash and Cash Equivalents at the End of the Year	$ 120,973	$ 122,222

See accompanying notes.

Note A - Nature of Organization and Operations

Rose & Co. Capital Advisors, LLC ("the Company"), a Delaware limited liability company located in Quogue, New York, is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing independent investment banking advisory services to a myriad of clients and industries. The Company's core advisory practice includes mergers and acquisitions, financial restructuring, underwriting or selling securities (other than mutual funds) on a best efforts or firm commitment basis, and in private placement of securities as a selling group member.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

4. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

5. Revenue and Cost Recognition: Revenue is recognized as services are performed and earned per the contract. The contract generally requires an upfront non-refundable retainer, a payment when the definitive agreement is signed and the balance due upon closing. Expenses associated with service activities, such as consultant fees (see Notes C and E), are recognized concurrently with the revenues. Revenue from consulting is generally recognized when the related service has been performed by the Company.

6. Income Taxes: The Company is organized as a single-member limited liability company and is a sole proprietorship. Therefore, net income for Federal and State income tax purposes is passed through to the sole proprietor personally.

   The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2013-2016 tax years remain open and subject to examination

Note C - Related Party Transactions

The Company and an affiliate, Audeamus, LLC, are 100% owned by Simon Rose, individually. Mr. Rose since owning both has entered into agreement with the Company to pay for all administrative and overhead expenses of the Company. As such only directly billed invoices to the Company will be the responsibility of the Company. The Company has entered into a lease agreement with Audeamus for its allocated share of the office it subleases from Mr. Rose. Monthly rent for the office is $1,200 per month. Rent was $14,400 each year for 2016 and 2015.

The Company has no employees of its own, but will contract with the affiliate under a commission or consulting arrangement to provide the resources for specific project needs.

The affiliate provides general administrative and related services to the Company with no allocation of costs.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2016 and 2015, the Company had net capital, as defined, $120,800 and $122,053, respectively, which is in excess of the minimum requirement for the Company of $100,000.

Note E - Concentrations of Risk

The Company is dependent on the affiliate for administrative support.

Note F - Recent Accounting Pronouncements

On May 28 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the calendar year ending December 31, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the calendar year ending December 31, 2019.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020.

The Company is currently in the process of evaluating the impact of adoption of these ASUs on the financial statements.

Supplementary Information

Rose & Co. Capital Advisors, LLC
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Years Ended December 31, 2016 and 2015

	2016	2015
Net Capital		
Total Member's Equity	$ 121,513	$ 123,057
Non-Allowable Assets	(713)	(1,004)
Net Capital	$ 120,800	$ 122,053
Aggregate Indebtedness	$ 172	$ 169
Computation of basic net capital requirement:		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital	$ 20,800	$ 22,053
Ratio of aggregate indebtedness to net capital	.001 to 1	.001 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's FOCUS report	$ 120,800	$ 122,053
Net capital per above	$ 120,800	$ 122,053

See independent auditor's report.

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Member
Rose & Co. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rose & Co. Capital Advisors, LLC Exemption Report, in which (1) Rose & Co. Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 26, 2017

Mountjoy Chilton Medley LLP
P 502.749.1900 I F 502.749.1930
2600 Meidinger Tower I 462 South Fourth Street I Louisville, KY 40202
www.mcmcpa.com I 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Kentucky
Indiana
Ohio

Rose & Co. Capital Advisors, LLC
Exemption Report

Rose & Co. Capital Advisors, LLC
23 Shinnecock Road
Quogue, NY 11959

SEC File No.: 8-69298
CRD No.: 168274

Fiscal Year Ended December 31, 2016

Rose & Co. Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Simon A. Rose, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO